SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                         SUNSTONE HOTEL INVESTORS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   867933 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Robert A. Alter
                         Sunstone Hotel Properties, Inc.
                               903 Calle Amanecer
                       San Clemente, California 92673-6212

                                 With a copy to:

                           Steven L. Lichtenfeld, Esq.
                                Battle Fowler LLP
                                Park Avenue Tower
                               75 East 55th Street
                            New York, New York 10022
                                 (212) 856-7000

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
 Communications)

                                  April 5, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  NO. 867933 10 3                                    Page 2 of 14 pages
----------------------                                    ------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

              Robert A. Alter
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  /  /
                                                                 (b)  /  /
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

               OO (See Item 3)
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      /  /
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
--------------------------------------------------------------------------------
                          7          SOLE VOTING POWER

NUMBER OF                                427,564 (See Item 5)
SHARES                    ------------------------------------------------------
BENEFICIALLY              8          SHARED VOTING POWER
OWNED BY EACH
REPORTING                                   0
PERSON WITH               ------------------------------------------------------

                          9          SOLE DISPOSITIVE POWER

                                        427,564 (See Item 5)
                          ------------------------------------------------------
                          10         SHARED DISPOSITIVE POWER

                                            0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                427,564
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  /X/

                4,448,914
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                1.1% (See Item 5)
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

                      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP  NO. 867933 10 3                                      Page 3 of 14 pages
----------------------                                      ------------------


--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

             Charles L. Biederman
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /
                                                                     (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

               OO (See Item 3)
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             / /
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
               United States
--------------------------------------------------------------------------------
                          7          SOLE VOTING POWER

NUMBER OF                                    462,047  (See Item 5)
SHARES                    ------------------------------------------------------
BENEFICIALLY              8          SHARED VOTING POWER
OWNED BY EACH
REPORTING                                    0
PERSON WITH               ------------------------------------------------------
                          9          SOLE DISPOSITIVE POWER

                                             462,047 (See Item 5)
                          ------------------------------------------------------
                          10         SHARED DISPOSITIVE POWER

                                             0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               462,047 (See Item 5)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  /X/

               4,414,431
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               1.2% (See Item 5)
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP  NO. 867933 10 3                                      Page 4 of 14 pages
-----------------------------                               ------------------


--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

            Randy C. Hulce
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) / /
                                                                 (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

               OO (See Item 3)
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             / /
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
--------------------------------------------------------------------------------
                          7          SOLE VOTING POWER

NUMBER OF                                   0 (See Item 5)
SHARES                    ------------------------------------------------------
BENEFICIALLY              8          SHARED VOTING POWER
OWNED BY EACH
REPORTING                                   0
PERSON WITH               ------------------------------------------------------
                          9          SOLE DISPOSITIVE POWER

                                            0 (See Item 5)
                          ------------------------------------------------------
                          10         SHARED DISPOSITIVE POWER

                                            0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               0 (See Item 5)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  /X/

               4,876,478
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0% (See Item 5)
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

                       IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP  NO. 867933 10 3                                      Page 5 of 14 pages
----------------------                                      ------------------


--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

            Douglas C. Sutten
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) / /
                                                                 (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

               OO (See Item 3)
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             / /
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
                          7       SOLE VOTING POWER

NUMBER OF                                0 (See Item 5)
SHARES                    ------------------------------------------------------
BENEFICIALLY              8       SHARED VOTING POWER
OWNED BY EACH
REPORTING                                0
PERSON WITH               ------------------------------------------------------
                          9       SOLE DISPOSITIVE POWER

                                         0 (See Item 5)
                          ------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER

                                         0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               0 (See Item 5)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  /X/

               4,876,478
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0% (See Item 5)
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

                       IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP  NO. 867933 10 3                                   Page 6 of 14 pages
----------------------                                   ------------------



Item 1.  Security and Issuer.
         -------------------

    This statement on Schedule 13D (the "Statement") relates to the shares of $0.01 par value per share of common stock ("Common Stock") of Sunstone Hotel Investors, Inc., a Maryland corporation (the "Company"). The address of the principal executive office of the Company is 903 Calle Amanecer, San Clemente, California 92673-6212.

Item 2.  Identity and Background.
         -----------------------

    (a)-(b)    This Statement is being filed jointly by:

               (i) Robert A. Alter ("Mr.Alter"), an individual with his office at Sunstone Hotel Properties, Inc., a Colorado corporation (the "Lessee"), 903 Calle Amanecer, San Clemente, California 92673-6212;

               (ii) Charles L. Biederman ("Mr. Biederman"), an individual with his office at Sunstone Hotel Investors, Inc., 903 Calle Amanecer, San Clemente, California 92673-6212;

               (iii) Randy C. Hulce ("Mr. Hulce"), an individual with his office at Sunstone Hotel Properties, Inc., 903 Calle Amanecer, San Clemente, California 92673-6212;

               (iv) Douglas C. Sutten ("Mr. Sutten"), an individual with his office at Sunstone Hotel Properties, Inc., 903 Calle Amanecer, San Clemente, California 92673-6212; (the foregoing clauses (i)-(iv), collectively the "Reporting Persons").

    (c)       (i)        The  principal  occupation  of Mr. Alter is  President,
                         Chief Executive Officer,  Secretary and Chairman of the
                         Board   of  the  Company.  Mr.  Alter  also  serves  as
                         Chairman of the Board of the Lessee.

               (ii) The principal occupation of Mr. Biederman is Executive Vice President and acting Vice Chairman of the Board of the Company and President of Woodstone Homes, Inc.

               (iii) The principal occupation of Mr. Hulce is President and Chief Executive Officer of the Lessee.

               (iv)      The  principal   occupation  of  Mr.  Sutten  is  Chief
                         Financial Officer of the Lessee.

    (d) None of the Reporting Persons, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of Robert A. Alter, Charles L. Biederman, Randy C. Hulce and Douglas C. Sutten is a United States citizen.

    Each of the Reporting Persons states that he or it, as the case may be, is included in this filing solely for the purpose of presenting information with respect to the ownership of the shares of Common Stock and disclaims any knowledge, except as hereinafter expressly set forth, as to any statements made herein on behalf of any other Reporting Person. Each Reporting Person is signing this statement only as to information respecting or furnished by such person, and makes no representation as to information furnished by any other Reporting Person.

CUSIP  NO. 867933 10 3                                     Page 7 of 14 pages
----------------------                                     ------------------


     As described in Items 3 and 4 below, on April 5, 1999, SHP Acquisition, L.L.C., a Delaware limited liability company ("SHP Acquisition") submitted a merger proposal to the Company pursuant to which it would acquire the Company and holders of Common Stock (other than certain holders described in Item 4 below) would receive consideration of $9.50 to $10.00 per share in cash in exchange for their shares. SHP Acquisition is a Delaware limited liability company newly formed by Mr. Alter and Westbrook Fund III Acquisitions, L.L.C., a Delaware limited liability company ("WF III") (which is a wholly owned subsidiary of Westbrook Real Estate Partners Management III, L.L.C., a Delaware limited liability company ("WREM III") and Westbrook Real Estate Co-Investment Partnership III, L.P., a Delaware limited partnership ("WRECIP III").

     The Reporting Persons together with WF III, WREM III, WRECIP III and certain other entities and individuals identified below (collectively, the "Westbrook Affiliates") may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Neither the present filing nor anything contained herein shall be construed as (i) an admission that the Reporting Persons together with any of the Westbrook Affiliates constitute a "person" or "group" for any purpose or
(ii) an admission that the Reporting Persons are, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owners of any of the securities owned by any of the Westbrook Affiliates. Pursuant to Rule 13d-1(k)(2) under the Exchange Act, the Reporting Persons are filing this Statement on their own behalf and not on behalf of any other person.

     The Reporting Persons have been advised by Westbrook Real Estate Fund III, L.P. ("WREF III") of the following information with respect to the Westbrook
Affiliates:

     The Westbrook Affiliates are defined as (i) WF III, (ii) WREM III, (iii) WRECIP III, (iv) Westbrook Real Estate Fund I, L.P. ("WREF I"), (v) Westbrook Real Estate Co-Investment Partnership I, L.P. ("WRECIP I"), (vi) Westbrook Real Estate Partners Management I, L.L.C. ("WREM I"), (vii) Westbrook Real Estate Partners, L.L.C., ("WREP"), (viii) Gregory J. Hartman ("Mr. Hartman"), a member of WREP, (ix) Paul D. Kazilionis ("Mr. Kazilionis"), a member of WREP, (x) Jonathan H. Paul ("Mr. Paul"), a member of WREP, (xi) William H. Walton III ("Mr. Walton"), a member of WREP, (xii) WREF III and (xiii) SHP Acquisition.

     WF III is a Delaware limited liability company whose principal business is to make direct and indirect investments in real estate and real estate interests. The principal executive office of WF III is located at 599 Lexington Avenue, Suite 3800, New York, New York 10022.

     WREM III is a Delaware limited liability company whose principal business is to serve as the general partner of each of WREF III and WRECIP III. The principal executive office of WREM III is located at 599 Lexington Avenue, Suite 3800, New York, New York 10022.

     WRECIP III is a Delaware limited partnership whose principal business is to make direct and indirect investments in real estate and real estate interests. The principal executive office of WRECIP III is located at 599 Lexington Avenue, Suite 3800, New York, New York 10022.

     WREF I is a Delaware limited partnership whose principal business is to make direct and indirect investments in real estate and real estate interests. The principal executive office of WREF I is located at 599 Lexington Avenue, Suite 3800, New York, New York 10022.

     WRECIP I is a Delaware limited partnership whose principal business is to make direct and indirect investments in real estate and real estate interests. The principal executive office of WRECIP I is located at 599 Lexington Avenue, Suite 3800, New York, New York 10022.

     WREM I is a Delaware limited liability company whose principal business is to serve as the general partner of each of WREF I and WRECIP I. The principal executive office of WREM I is located at 599 Lexington Avenue, Suite 3800, New York, New York 10022.

     WREP is a Delaware limited liability company whose principal business is to serve as the managing member of WREM I, WREM III and as the managing member of similar funds. The principal executive office of WREP is located at 599 Lexington Avenue, Suite 3800, New York, New York 10022.

CUSIP  NO. 867933 10 3                                     Page 8 of 14 pages
----------------------                                     ------------------


     Mr. Hartman is a United States citizen whose principal occupation is his activities on behalf of WREP. The principal business address for Mr. Hartman is 11150 Santa Monica Boulevard, Suite 1450, Los Angeles, California 90025.

     Mr. Kazilionis is a United States citizen whose principal occupation is his activities on behalf of WREP. The principal business address for Mr. Kazilionis is 284 South Beach Road, Hobe Sound, Florida 33455.

     Mr. Paul is a United States citizen whose principal occupation is his activities on behalf of WREP. The principal business address for Mr. Paul is 599 Lexington Avenue, Suite 3800, New York, New York 10022.

     Mr. Walton is a United States citizen whose principal occupation is his activities on behalf of WREP. The principal business address for Mr. Walton is 599 Lexington Avenue, Suite 3800, New York, New York 10022.

     WREF III is a Delaware limited partnership whose principal business is to make direct and indirect investments in real estate and real estate interests. The principal executive office of WREF III is located at 599 Lexington Avenue, Suite 3800, New York, New York 10022.

     SHP Acquisition is a Delaware limited liability company whose principal business is to engage in the Proposed Transactions (as defined in Item 4 below). The principal office address of SHP Acquisition is 903 Calle Amanecer, San Clemente, California 92673-6212.

     WREF III has advised the Reporting Persons that, during the last five years, to the best knowledge of WREF III, none of the Westbrook Affiliates has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining any future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

     The Proposed Transactions (as defined in Item 4 below) would be funded through a combination of equity and debt financing. Pursuant to a letter dated April 5, 1999 between WF III and Mr. Alter (such letter, together with the "Summary of Terms" attached thereto, the "Letter Agreement") (Exhibit 2 to this Statement), Mr. Alter has agreed to contribute to SHP Acquisition all shares of Common Stock and OP Units (as defined in Item 4 below) beneficially owned by him. In addition, subject to the terms and conditions of the Letter Agreement, WREF III and WRECIP III are prepared to provide equity for the Proposed Transactions. WREF III has entered into an agreement with Mr. Alter, dated April 5, 1999 (such letter, the "WREF III Letter") (Exhibit 3 to this Statement), in which WREF agrees to be bound by certain provisions of the Letter Agreement. SHP Acquisition has had discussions with an affiliate of PaineWebber, Inc. to provide debt financing to consummate the Proposed Transactions; however, SHP Acquisition has not yet received a commitment letter with respect to the debt financing for the Proposed Transactions, and there is no assurance that one will be successfully obtained. In addition, the proposed financing of the Proposed Transactions may change based on availability of such financing and other facts and circumstances with respect to such Proposed Transactions or financing.

     None of the Reporting Persons has contributed any funds or other consideration toward the purchase of the shares of Common Stock that may be deemed to be beneficially owned by the Westbrook Affiliates as described in Item 5.

     The transactions contemplated by the Letter Agreement are subject to a number of terms and conditions set forth therein, including, among others, the approval of the Company's Board of Directors, the execution of mutually acceptable documentation and the satisfaction of the conditions set forth in the Proposal Letter (as defined in Item 4 below). The information set forth in response to this Item 3 is qualified in its entirety by reference to the Letter Agreement and the WREF III Letter, each of which is expressly incorporated herein by reference.

CUSIP  NO. 867933 10 3                                      Page 9 of 14 pages
----------------------                                      ------------------


Item 4.  Purpose of Transaction.
         ----------------------

     As described in a letter, dated April 5, 1999, from SHP Acquisition to the Company (the "Proposal Letter") (Exhibit 4 to this Statement), SHP Acquisition has made a proposal with respect to a transaction in which (i) SHP Acquisition would acquire all of the Company's interests in Sunstone Hotel Investors, L.P., a Delaware limited partnership ("Sunstone OP") which is the operating partnership of the Company, and would acquire or receive a contribution of certain stock and certain assets of Lessee and Sunstone Hotel Management, Inc., a Colorado corporation (the "Management Company") (collectively, the "Subsidiary Acquisitions") and (ii) a subsidiary of SHP Acquisition would merge with and into the Company (the "Company Merger"). Pursuant to the proposed terms of the Company Merger, each holder of Common Stock other than Mr. Alter and dissenting shares (but including WREF I and WRECIP I) would receive an amount per share in cash (the "Cash Price"). The Cash Price specified in the Proposal Letter is $9.50 to $10.00. Pursuant to the proposed terms of the Company Merger, the holders of outstanding partnership units in Sunstone OP ("OP Units") other than SHP Acquisition and Mr. Alter would receive, at the election of the holders thereof, either cash (in an amount per OP Unit equal to the Cash Price) or redeemable perpetual preferred units (in a face amount per OP Unit equal to the Cash Price). The Preferred Stock held by WREF I and WRECIP I would be redeemed in accordance with its terms for a cash amount equal to its liquidation preference plus accrued and unpaid dividends. The Company Merger and the Subsidiary Acquisitions are collectively referred to herein as the "Proposed Transactions." In connection with the Proposed Transactions, the Common Stock would be delisted from the New York Stock Exchange and would be deregistered under the Exchange Act.

     The Proposal Letter provides that the Proposed Transactions would be subject to a number of conditions, including, among others, (i) completion of the financing arrangements necessary to consummate the Proposed Transactions,
(ii) approval by the Company's Board of Directors and shareholders pursuant to the requirements of Maryland law and the rules of the New York Stock Exchange,
(iii) any required approval by the holders of the OP Units, (iv) receipt of any consents of third parties required under material contracts of the Company, Lessee and the Management Company, (v) the Company having balance sheet liabilities at the closing of the Proposed Transactions not in excess of those shown on its consolidated balance sheet dated as of March 31, 1999, (vi) completion of confirmatory due diligence and (vii) the negotiation and execution of definitive agreements providing for the Proposed Transactions and the transactions described in the Letter Agreement and the satisfaction of the conditions set forth therein, including a mutually satisfactory definitive merger agreement which would contain customary covenants, representations, warranties, conditions and other provisions normal to such agreements. Under the terms of the Proposal Letter, the merger agreement would prohibit the Company from soliciting indications of interest from other persons with respect to an acquisition of the Company, although it would permit the Board of Directors of the Company to respond to inquiries from and provide information to bona fide interested third parties and, subject to reimbursement of expenses and payment of a termination fee in the amount of 3% of the total transaction value (which value shall include the total price to be paid to the Company's shareholders, all debt to be assumed or refinanced and all fees and expenses), terminate the merger agreement if it determined to accept an alternative transaction.

     SHP Acquisition's proposal contained in the Proposal Letter expires by its terms at 5:00 p.m. on April 19, 1999. The Reporting Persons expect to evaluate on an ongoing basis the Company's financial condition, business, operations and prospects, market price of the Company Common Stock, conditions in securities markets generally, general economic and industry conditions and other factors. Accordingly, the Reporting Persons reserve the right to change their plans and intentions at any time, as they deem appropriate, and may or may not submit a revised proposal or extend the expiration date of the proposal contained in the Proposal Letter and reserve the right to terminate, modify or withdraw the proposal contained in the Proposal Letter. In particular, the Reporting Persons may at any time and from time to time acquire shares of Common Stock or securities convertible or exchangeable for Common Stock or dispose of shares of Common Stock, or exchange OP Units which they have acquired for Common Stock. Any such transactions may be effected at any time and from time to time subject to any applicable limitations of the Securities Act of 1933, as amended, and the Exchange Act.

     The Reporting Persons have been advised that each of the Westbrook Affiliates originally acquired the shares of Common Stock beneficially owned by each of them for investment purposes pursuant to the terms of a stock purchase agreement dated as of August 5, 1997.

CUSIP  NO. 867933 10 3                                     Page 10 of 14 pages
----------------------                                     -------------------


     Other than as described above in Item 3 and this Item 4, none of the Reporting Persons have, and the Reporting Persons have been advised by WREF III that none of the Westbrook Affiliates have any plans or proposals which relate to or would result in any of the matters described in subparagraphs (a) through
(j) of Item 4 of Schedule 13D (although they reserve the right to develop such plans).

     The information set forth in response to this Item 4 is qualified in its entirety by reference to the Proposal Letter (Exhibit 4 to this Statement), which is expressly incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

     Unless  otherwise  noted, the percentages of Common Stock indicated in this
Item 5 are based on 37,638,427 shares of Common Stock reported outstanding by the Company as of March 5, 1999 as disclosed in the Company's most recent 10-K filed with the Securities and Exchange Commission.

     (a) (i) Mr. Alter beneficially owns 427,564 shares of Common Stock which includes (i) 42,000 shares of Common Stock underlying stock options which are currently exercisable or which become exercisable within 60 days after March 24, 1999 and (ii) 385,564 OP Units, which includes 65,600 OP Units owned by Riverside Hotel Partners (in which Mr. Alter has an 82% interest) and 1,003 OP Units owned by Alter Investment Group, Ltd. Pursuant to the limited partnership agreement of the Sunstone OP, the OP Units are redeemable for cash, or at the election of the Company, Common Stock. Mr. Alter's holdings constitute approximately 1.1 percent of the Common Stock. The number of shares of Common Stock set forth in this Statement for Mr. Alter includes the number he could receive if he redeemed his OP Units for shares of Common Stock under certain circumstances. The percentages with respect to beneficial ownership for Mr. Alter contained in this Item 5 assume that all OP Units held by Mr. Alter, but no OP Units held by any other person, are redeemed for Common Stock.

     (ii) Mr. Biederman beneficially owns 462,047 shares of Common Stock which includes (i) 38,680 shares of Common Stock, (ii) 26,320 shares of Common Stock underlying stock options which are currently exercisable or which become exercisable within 60 days after March 24, 1999 and (iii) 397,047 OP Units, which includes 14,400 OP Units owned by Riverside Hotel Partners (in which Mr. Biederman has an 18% interest). Pursuant to the limited partnership agreement of the Sunstone OP, the OP Units are redeemable for cash, or at the election of the Company, Common Stock. Mr. Biederman's holdings constitute approximately 1.2 percent of the Common Stock. The number of shares of Common Stock set forth in this Statement for Mr. Biederman includes the number he could receive if he redeemed his OP Units for shares of Common Stock under certain circumstances. The percentages with respect to beneficial ownership for Mr. Biederman contained in this Item 5 assume that all OP Units held by Mr. Biederman, but no OP Units held by any other person, are redeemed for Common Stock.

     (iii) Mr. Hulce does not beneficially own any shares of Common Stock or OP Units.

     (iv) Mr. Sutten does not beneficially own any shares of Common Stock or OP Units.

     The Reporting Persons may be deemed to beneficially own, an aggregate of 889,611 shares of Common Stock (including 68,320 options to purchase shares of Common Stock which are currently exercisable or which become exercisable within 60 days after March 24, 1999 owned by the Reporting Persons and 782,611 OP Units owned by the Reporting Persons), representing approximately 2.3% of the outstanding Common Stock. The Reporting Persons are direct owners of an aggregate of 38,680 shares of Common Stock; 68,320 shares of Common Stock underlying stock options which are currently exercisable or which become exercisable within 60 days after March 24, 1999 and 782,611 OP Units. The foregoing percentages with respect to beneficial ownership for Messrs. Alter and Biederman assume that all OP Units held by Messrs. Alter and Biederman, but no OP Units held by any other person, are redeemed for Common Stock.

     The Reporting Persons have been advised by WREF III that WREF I is the record owner of 2,049,135 shares of Common Stock (the "WREF I Common Shares") and 224,266.60 shares of Class A Cumulative Convertible Preferred Stock, par value $0.01 per share (the "Preferred Stock"). As of the date of this filing, 224,266.6 shares of WREF I's Preferred Stock are presently convertible into 1,524,659 shares of Common Stock

CUSIP  NO. 867933 10 3                                    Page 11 of 14 pages
----------------------                                   --------------------


(the "WREF I Conversion Shares"). The calculation of the number of WREF I Conversion Shares was determined by WREF III in accordance with Section 5 of the Articles Supplementary of the Company.

     The Reporting Persons have been advised by WREF III that WRECIP I is the record owner of 235,127 shares of Common Stock (the "WRECIP I Common Shares") and 25,733.4 shares of Preferred Stock. As of the date of this filing, 25,733.4 shares of WRECIP I's Preferred Stock are presently convertible into 174,946 shares of Common Stock (the "WRECIP I Conversion Shares"). The calculation of the number of WRECIP I Conversion Shares was determined by WREF III in accordance with Section 5 of the Articles Supplementary of the Company.

     The Reporting Persons have been advised by WREF III that in his capacity as a member of the Board of Directors of the Company, Mr. Kazilionis has been granted stock options, with respect to 3,000 shares of Common Stock which are currently exercisable (the "Director Options"). Mr. Kazilionis has assigned all beneficial ownership of all Director Options to WREF I and WRECIP I.

     The Reporting Persons have been advised by WREF III that as the sole general partner of WREF I and WRECIP I, WREM I may be deemed to own beneficially the WREF I Common Shares, the WRECIP I Common Shares, the WREF I Conversion Shares, the WRECIP I Conversion Shares and the Director Options pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Act"). As the sole managing member of WREM I, WREP may be deemed to own beneficially the WREF I Common Shares, the WRECIP I Common Shares, the WREF I Conversion Shares, the WRECIP I Conversion Shares and the Director Options pursuant to Rule 13d-3 under the Act. As the managing members of WREP, Mr. Hartman, Mr. Kazilionis, Mr. Paul and Mr. Walton may be deemed to own beneficially the WREF I Common Shares, the WRECIP I Common Shares, the WREF I Conversion Shares and the WRECIP I Conversion Shares and the Director Options pursuant to Rule 13d-3 under the Act.

     The Reporting Persons have been advised by WREF III that Mr. Hartman, Mr. Kazilionis, Mr. Paul and Mr. Walton each disclaims beneficial ownership of the WREF I Common Shares, the WRECIP I Common Shares, WREF I Conversion Shares, the WRECIP I Conversion Shares and the Director Options.

     The Reporting Persons have been advised by WREF III that each of WREF I, WRECIP I, WREM I, WREP, Mr. Hartman, Mr. Kazilionis, Mr. Paul and Mr. Walton has: sole power to vote or direct the vote of no shares of Common Stock, shared power to vote or direct the vote of 3,986,867 shares of Common Stock, sole power to dispose or to direct the disposition of no shares of Common Stock and shared power to dispose or direct the disposition of 3,986,867 shares of Common Stock.

     None of WREF III, WRECIP III, WREM III, WF III and SHP Acquisition beneficially owns any Common Stock, Preferred Stock or OP Units.

     The Reporting Persons have been advised that each of WREF I, WRECIP I, WREM I, WREP, Mr. Hartman, Mr. Kazilionis, Mr. Paul and Mr. Walton may be deemed to beneficially own 9.6% of the Common Stock. The percentages with respect to beneficial ownership for the Westbrook Affiliates contained in this Item 5 assume that all of the shares of Common Stock (1,699,605) issuable upon the conversion of the Preferred Stock beneficially owned by WREF I and WRECIP I have been converted and that number of shares of Common Stock (2,072,250) issuable upon redemption of OP Units have been redeemed.

     As a result of the matters described in Items 3 and 4 above, the Reporting Persons together with the Westbrook Affiliates may be deemed to constitute a group within the meaning of Section 13(d)(3) of the Exchange Act and the Reporting Persons may be deemed to have acquired beneficial ownership of the shares of Common Stock owned or deemed to be beneficially owned by the Westbrook Affiliates. The Reporting Persons disclaim beneficial ownership of any such shares of Common Stock and Preferred Stock.

     (b) (i) Mr. Alter (i) has the sole power to vote or direct the vote of 427,564 shares of Common Stock; (ii) does not share power to vote or to direct the vote for the 427,564 shares of Common Stock; (iii) has sole power to dispose or to direct the disposition of 427,564 shares of Common Stock and (iv) does not share power to dispose or to direct the disposition of 427,564 shares of Common Stock. The 427,564 shares of Common Stock noted herein,

CUSIP  NO. 867933 10 3                                   Page 12 of 14 pages
----------------------                                   -------------------


includes the number of shares of Common Stock Mr. Alter could receive if he redeemed his OP Units under certain circumstances for shares of Common Stock.

     (ii) Mr. Biederman (i) has the sole power to vote or direct the vote of 462,047 shares of Common Stock; (ii) does not share power to vote or to direct the vote for the 462,047 shares of Common Stock; (iii) has sole power to dispose or to direct the disposition of 462,047 shares of Common Stock and (iv) does not share power to dispose or to direct the disposition of 462,047 shares of Common Stock. The 462,047 shares of Common Stock noted herein, includes the number of shares of Common Stock Mr. Biederman could receive if he redeemed his OP Units under certain circumstances for shares of Common Stock.

     (iii) Mr. Hulce does not beneficially own any Common Stock or OP Units.

     (iv) Mr. Sutten does not beneficially own any Common Stock or OP Units.

     Other than as set forth above, the Reporting Persons have been advised by WREF III that none of the Westbrook Affiliates beneficially owns any shares of any class of capital stock of the Company.

     (c) None of the Reporting Persons have, and the Reporting Persons have been advised by the Westbrook Affiliates that none of the Westbrook Affiliates has, effected any transactions in any shares of Common Stock during the past 60-day period, except as disclosed in this Statement.

     (d) No one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Company acquired by the Reporting Persons as described in Item 5. The Reporting Persons have been advised that no person other than the Westbrook Affiliates has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Company owned by the Westbrook Affiliates as described in
Item 5.

     (e) Not applicable.

Item 6.  Contracts, Arrangements, Understanding or Relationships
         with Respect to Securities of the Issuer.
         -------------------------------------------------------

     As described in Item 3 of this Statement, the Letter Agreement (Exhibit 2 to this Statement) sets forth certain understandings between WF III and Mr. Alter with respect to the Proposed Transactions and the rights and obligations of the members of SHP Acquisition with respect to their interests therein, including without limitation as to structure, capitalization, distributions, liquidations, governance, transfers of interests, call rights, rights of first offer, restrictions on sale of assets and exclusivity. The Letter Agreement also contains certain proposed terms of Mr. Alter's employment with SHP Acquisition. Other than with respect to confidentiality, exclusivity, submissions to the Company's Board of Directors, good faith negotiations, costs and governing law and attorney's fees, none of the provisions of the Letter Agreement are intended to be binding between WF III and Mr. Alter. As described in Item 3 of this Statement, the WREF III Letter (Exhibit 3 to this Statement) contains the agreement of WREF III to be bound by certain provisions of the Letter Agreement, including the agreement as to exclusivity contained therein. The descriptions of the Letter Agreement and the WREF Letter contained in this Statement are qualified in their entirety by reference to the Letter Agreement (Exhibit 2 to this Statement) and the WREF III Letter (Exhibit 3 to this Statement), respectively.

     As described in Item 4 of this Statement, the Proposal Letter (Exhibit 4 to this Statement) contains the proposal by SHP Acquisition to the Company with respect to the Proposed Transactions. The description of the Proposal Letter contained in this Statement is qualified in its entirety by reference to the Proposal Letter (Exhibit 4 to this Statement).

     Mr. Alter and Mr. Biederman are parties to a Unit Purchase Agreement, dated August 16, 1995, with the Company, the Lessee and Sunstone OP (Exhibit 5 to this Statement) pursuant to which Messrs. Alter and Biederman are obligated to use distributions from the Lessee, in excess of their tax liability for earnings of the Lessee, to either accumulate reserves for the Lessee's rental obligations, or purchase from Sunstone OP additional OP Units at the

CUSIP  NO. 867933 10 3                                Page 13 of 14 pages
-----------------------                               -------------------


then current market price of the Common Stock. The description of the Unit Purchase Agreement contained in this Statement is qualified in its entirety by reference to the Unit Purchase Agreement (Exhibit 5 to this Statement).

     Except as set forth in this Statement, and except for the Joint Filing Agreement dated April 13, 1999 among the Reporting Persons attached as Exhibit 1 to this Statement, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

Item 7.  Material to Be Filed as Exhibits.
         --------------------------------

         1. Joint-Filing Agreement and Power of Attorney, dated April 13, 1999, among Mr. Alter, Mr. Biederman, Mr. Hulce and Mr. Sutten.

         2. Letter Agreement, dated April 5, 1999, between Mr. Alter and WF III (incorporated by reference from the Westbrook Affiliates'
              Schedule 13D, Exhibit 5 thereof, dated April 5, 1999 and filed on April 6, 1999 relating to the Common Stock of Sunstone Hotel Investors, Inc. (File No. 005-48477)).

         3. Letter Agreement, dated April 5, 1999, between Mr. Alter and WREF III (incorporated by reference from the Westbrook Affiliates'
              Schedule 13D, Exhibit 6 thereof, dated April 5, 1999 and filed on April 6, 1999 relating to the Common Stock of Sunstone Hotel Investors, Inc.(File No. 005-48477)).

         4. Letter, dated April 5, 1999, from SHP Acquisition, L.L.C. to the Company (incorporated by reference from the Westbrook Affiliates'
              Schedule 13D, Exhibit 7 thereof, dated April 5, 1999 and filed on April 6, 1999 relating to the Common Stock of Sunstone Hotel Investors, Inc. (File No. 005- 48477)).

         5. Unit Purchase Agreement, dated August 16, 1995, by and among Mr. Alter, Mr. Biederman, the Company, Sunstone OP and the Lessee.

                      [Signature pages immediately follow]

                                   SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, correct and complete.


Dated:  April 15, 1999


                                        /s/  Robert A. Alter
                                        ---------------------------------------
                                        Robert A. Alter


                                        *
                                        ---------------------------------------
                                        Charles L. Biederman


                                        *
                                        ---------------------------------------
                                        Randy C. Hulce


                                        *
                                        ---------------------------------------
                                        Douglas C. Sutten


                                       *By: /s/  Robert A. Alter
                                            -----------------------------------
                                            Robert A. Alter, Pro Se and
                                            Attorney-in-Fact